Exhibit 99.2

QIAGEN Common Shares Accepted for Trading on German Stock Exchange’s Newly Introduced

Prime Standard Segment

Venlo, Netherlands, January 15, 2003 - QIAGEN N.V. (Nasdaq: QGENF, Frankfurt, Neuer Markt: QIA) today announced that its shares were accepted for trading on the Frankfurt Stock Exchange’s new Prime Standard segment. QIAGEN’s common shares have ceased trading on the Neuer Markt segment. QIAGEN’s shares will continue to be traded under the ticker QIA and the WKN 901626 on the Prime Standard segment and under the ticker QGENF on the Nasdaq National Market.

The German Stock Exchange announced the introduction of this new trading segment on the Frankfurt Stock Exchange, the
Prime Standard segment, in late 2002. A listing on the Prime Standard segment is only accessible to companies that have accepted highest criteria including international accounting standards (IAS or US GAAP), quarterly reports, annual corporate financial calendars and various other standards of open and international reporting and communication standards. The segment will form a basis for new indices based on industry sectors. Further information on the new Prime Standard segment can be found at http://deutsche-boerse.com.

QIAGEN’s common shares have been listed on Nasdaq since the Company’s initial public offering in 1996. In 1997 QIAGEN also listed its common shares on the Neuer Markt segment of the Deutsche Börse. On both exchanges combined, QIAGEN’s shares have been actively traded and liquid: the average number of shares traded per day over the last six months exceeded 1.4 million.

QIAGEN has consistently strived to meet and exceed the highest accounting and reporting requirements of the Deutsche Börse and is a leader in implementing highest standards in corporate governance. As such, QIAGEN was already in compliance with the Prime Standard criteria when the new segment was introduced.

According to the stock exchange’s new sector definitions, QIAGEN’s shares are assigned to the technology sector. QIAGEN is expected to become an important component of the new TecDAX index, a technology index of 30 technology-based companies. The final decision is expected to be announced in mid-February which would allow the TecDAX index to be tracked starting late March, 2003. QIAGEN’s common shares will continue to be traded as a component of the Nemax 50 and Nemax All Share indices while the new indices are introduced.

“We are very pleased that our common shares were accepted for trading on the new German Prime Standard segment. This reflects our ongoing commitment to offer our investors the highest quality reporting and corporate governance,” said Peer Schatz, QIAGEN’s Chief Financial Officer. “We are convinced that the decision by the Deutsche Börse to create a new market segment which accepts only companies based on the highest accounting and reporting standards is the right move. In addition, QIAGEN has signed the Frankfurter declaration accepting the German Corporate Governance standards and is subject to the standards and regulations required by Nasdaq and the SEC. We believe that the high standards required by the Prime Standard segment of the Frankfurt Stock Exchange will increase the investor’s interest in companies listed on this new segment.”

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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Contacts:

Peer M. Schatz

Chief Financial Officer

QIAGEN N.V.

+49-2103-29-11702

e-mail: Peer.Schatz@QIAGEN.com

Dr. Solveigh Mähler

Manager Investor Relations

QIAGEN N.V.

+49-2103-29-11710

e-mail: Solveigh.Maehler@QIAGEN.com